Exhibit 16.1

June 20, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 (a) of Form 8-K of Vitaxel Group Limited dated June 20, 2018, and we agree with the statements concerning us in section (a) contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ B F Borgers CPA PC